December 31, 2008
Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Bancinsurance Corporation Form 10-K for the Fiscal Year Ended December 31, 2007 Forms 10-Q for the Quarterly Periods Ended March 31, June 30 and September 30, 2008 File Number 000-08738
Dear Mr. Rosenberg:
          Set forth below is the response of Bancinsurance Corporation (the “Company” or “we”) to the comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated December 11, 2008.
Form 10-Q for the Quarterly Period Ended September 30, 2008
Item 1. Financial Statements
Notes to Consolidated Financial Statements
2. Recently Issued Accounting Standards, page 8
1.	SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, as described in paragraph 36. FASB Staff Position 157-2 delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities only. Refer to SFAS 157-2 paragraph 1. Please amend your fiscal year 2008 quarterly filings to reflect the adoption of SFAS No. 157. In connection with amending your filings, please refer to the guidance we gave in March and September 2008 on Management’s, Discussion and Analysis disclosure regarding the application of SFAS 157, and revise your MD&A accordingly. This guidance may be found in sample letters on our website. Here are the links: http://www.sec.gov/divisions/corpfin/guidance/fairvalueltr0308.htm and
http://www.sec.gov/divisions/corpfin/guidance/fairvalueltr0908.htm

Company Response: Note 2. Recently Issued Accounting Standards, page 8
We understand that FSP-FAS 157-2 delayed the adoption date of SFAS 157 only for non-financial assets and liabilities to after November 15, 2008 and interim periods within those fiscal years. Notwithstanding the wording contained in Note 2 to the condensed consolidated financial statements included in our 2008 quarterly filings, we adopted SFAS 157 for financial assets and liabilities effective January 1, 2008. We plan to adopt SFAS 157 for non-financial assets and liabilities effective January 1, 2009. Further, we affirm that the adoption of SFAS 157 effective January 1, 2008 for financial assets and liabilities did not have a material impact on our financial statements.
We believe SFAS 157 was tailored toward disclosure and measurement requirements of Level 3 assets. At December 31, 2007 and March 31, June 30 and September 30, 2008, we valued our investments in financial assets based only on Level 1 and 2 measurements and we did not own any financial assets that were valued using Level 3 measurements.
We disclosed the following in Note 1 to our condensed consolidated financial statements included in our 2008 quarterly filings on Form 10-Q:
Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been omitted. We recommend that you read these unaudited condensed consolidated financial statements together with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.
We further disclosed in Note 18 to our consolidated financial statements included in our 2007 Annual Report on Form 10-K (1) that “fair values for our fixed maturity and equity securities were based upon quoted market prices or dealer quotes for comparable securities” and (2) the carrying amount and estimated fair value of these securities at December 31, 2007 and 2006. We believe this disclosure informed investors that none of our financial assets at December 31, 2007 were valued using significant unobservable inputs and that we owned only Level 1 or 2 financial assets.
According to Rule 10-01(5) of Regulation S-X:
The interim financial information shall include disclosures either on the face of the financial statements or in accompanying footnotes sufficient so as to make the interim information presented not misleading. Registrants may presume that users of the interim financial information have read or have access to the audited financial statements for the preceding fiscal year and that the adequacy of additional disclosure needed for a fair presentation, except in regard to material contingencies may be determined in that context. Accordingly, footnote disclosure which would substantially duplicate the disclosure contained in the most recent annual report to security holders or latest audited financial statements, such as a statement of significant accounting policies and practices, details of accounts which have not changed significantly in amount or composition since the end of the most recently completed fiscal year, and detailed disclosures prescribed by Rule 4-08 of this Regulation, may be omitted.
For our 2008 quarterly filings, we believe that tabular disclosure segregating our fair value measurements was unnecessary because (1) the adoption of SFAS 157 did not change the methodology that we use to value our investment portfolio, (2) all of our available for sale investment securities were categorized as equity securities or fixed maturities at December 31, 2007 and March 31, June 30 and September 30, 2008, (3) we provided disclosure in our 2007 Annual Report on Form 10-K regarding our fair value measurements which indicated no Level 3 financial assets and (4) we do not (and have not during 2008) owned any Level 3 financial assets. Although we did not include tabular disclosure segregating our Level 1 and 2 financial assets in our 2008 quarterly filings, we believe those interim financial statements comply with Rule 10-01 of Regulation S-X. The following reflects how the SFAS 157 tabular disclosure would have appeared in each of our 2008 quarterly filings:

	September 30, 2008
	Total	Level 1	Level 2	Level 3
Available for sale investments:
Fixed maturities	$61,909,195	$—	$61,909,195	$—
Equity securities	11,097,168	11,097,168	—	—

Total	$73,006,363	$11,097,168	$61,909,195	$—

	June 30, 2008
	Total	Level 1	Level 2	Level 3
Available for sale investments:
Fixed maturities	$61,702,468	$—	$61,702,468	$—
Equity securities	14,255,234	14,255,234	—	—

Total	$75,957,702	$14,255,234	$61,702,468	$—

	March 31, 2008
	Total	Level 1	Level 2	Level 3
Available for sale investments:
Fixed maturities	$66,687,936	$—	$66,687,936	$—
Equity securities	11,598,416	11,598,416	—	—

Total	$78,286,352	$11,598,416	$66,687,936	$—

Based on the foregoing, we respectfully ask the Staff to reconsider its request that we amend our 2008 quarterly filings to reflect the adoption of SFAS 157 and concur with our proposal to address the comments prospectively. When considering our request, please note that we intend to include in our future periodic reports filed under the Securities Exchange Act of 1934, as amended, beginning with our 2008 Annual Report on Form 10-K (which we currently expect to file with the SEC on or about March 1, 2009) more clear disclosure regarding our adoption of SFAS 157 and quantitative and qualitative disclosure of our fair value measurements in accordance with SFAS 157. Please further note that we have reviewed the “Dear CFO” letters issued by the Division of Corporation Finance that provide suggestions to improve transparency surrounding fair value measurements. Because we do not own any financial assets that are valued using Level 3 measurements, we believe that the applicable subject matter of these letters can also be appropriately addressed prospectively in the notes to our consolidated financial statements included in our future periodic reports. For your reference, we have included a draft of the disclosure that we plan to include in our 2008 Annual Report on Form 10-K. The proposed disclosure is in draft form, and although we do not anticipate material changes to the proposed disclosure, it remains subject to change.
Proposed 2008 Form 10-K Additional Fair Value Measurement Disclosures
NOTE 18 — FAIR VALUE MEASUREMENTS
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. It applies to other pronouncements that require or permit fair value but does not require any new fair value measurements. The statement defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” SFAS No. 157 establishes a fair value hierarchy to increase consistency and comparability in fair value measurements and disclosures. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007.
In February 2008, FASB issued FASB Staff Position 157-2, “Effective Date of FASB Statement No. 157” (“FSP SFAS 157-2”), which permits a one-year deferral of the application of SFAS No. 157, for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).
The Company adopted SFAS No. 157 and FSP SFAS 157-2 effective January 1, 2008 [for financial assets and liabilities]. The adoption of SFAS No. 157 did not have a material impact on the Company’s financial statements. The Company adopted SFAS No. 157 for non-financial assets and non-financial liabilities effective January 1, 2009 which did not have a material impact on the Company’s financial statements.
In October 2008, the FASB issued FASB Staff Position 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active” (“FSP SFAS 157-3”), which clarifies the application of SFAS No. 157 in a market that is not active. The adoption of this standard did not have a material impact on the Company’s financial statements.
The Company’s estimates of fair value for financial assets and financial liabilities are based on the framework established in SFAS No. 157. The framework is based on the inputs used in valuation and gives the highest priority to quoted prices in active markets and requires that observable inputs be used in the valuations when available. The disclosure of fair value estimates in the SFAS No. 157 hierarchy is based on whether the significant inputs used in the valuation are observable. In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets and the lowest priority is given to unobservable inputs that reflect the Company’s significant market assumptions. The three levels of the hierarchy are as follows:

•	Level 1 — Quoted prices for identical instruments in active markets.

•	Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

•	Level 3 — Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.
Fair Value Hierarchy
The following table presents the level within the fair value hierarchy at which the Company’s financial assets were measured at fair value on a recurring basis as of December 31, 2008:

December 31, 2008
	Total	Level 1	Level 2	Level 3
Available for sale investments:
Fixed maturities	$—	$—	$xx,xxx,xxx	$—
Equity securities	xx,xxx,xxx	xx,xxx,xxx	—	—

Total	$xx,xxx,xxx	$xx,xxx,xxx	$xx,xxx,xxx	$—

As of December 31, 2008, the Company had no financial liabilities that were measured at fair value and no financial assets that were measured at fair value on a non-recurring basis. The Company also did not have any non-financial assets or non-financial liabilities that were measured at fair value on a recurring basis.
Valuation of Investments
For investments that have quoted market prices in active markets, the Company uses the quoted market prices as fair value and includes these prices in the amounts disclosed in Level 1 of the hierarchy. The Company receives the quoted market prices from an independent, nationally recognized pricing service (the “pricing service”). When quoted market prices are unavailable, the Company relies on the pricing service to determine an estimate of fair value and these prices are included in the amounts disclosed in Level 2 of the hierarchy. The Company has not adjusted prices received from its pricing service.
The Company validates the prices received from the pricing service by examining their reasonableness. The Company’s review process includes comparing the pricing service’s estimated fair values to the estimated fair values established by our investment custodian (for both equity and fixed maturity securities) and our outside fixed income investment manager (for fixed maturity securities). If the Company deems prices provided by the pricing service unreasonable, which has not occurred to date, the Company would use the estimated fair value established by our investment custodian and/or outside fixed income investment manager.
In order to determine the proper SFAS No. 157 classification for each financial asset, the Company obtains from its pricing service the pricing procedures and inputs used to price our securities. For our fixed maturity portfolio, the Company also has its outside fixed income investment manager review its portfolio to ensure the SFAS No. 157 classification is consistent with the information obtained from the pricing service.
The following section describes the valuation methods used by the Company for each type of financial instrument it holds that is carried at fair value.
Available for Sale Equity Securities
The fair values of our equity securities were based on observable market quotations for identical assets and therefore have been disclosed in Level 1 of the hierarchy. The Level 1 category includes publicly traded equity securities.
Available for Sale Fixed Maturity Securities
A number of the Company’s investment grade bonds are frequently traded in active markets and traded market prices for these securities existed at December 31, 2008. However, these securities were classified as Level 2 because the pricing service also utilizes valuation models, which uses observable market inputs, in addition to traded prices. Substantially all of these assumptions are observable in the marketplace or can be derived or supported by observable market data. The Level 2 category generally includes municipal and corporate bonds.

Item 2. Management’s Discussion and Analysis Of Financial Condition And Results Of Operations
Liquidity And Capital Resources
2.	Your Statements of Cash Flows reflect that “Cash Flows from Operating Activities” changed from $9.2 million in cash provided by operations, for the nine months ended September 30, 2007, to $3.9 million in cash used in operations, for the similar period ending September 30, 2008. You also disclose that you made a $2.5 million draw on your previously unused $10 million line of credit. These facts along with your discussion of the “Current Financial Crisis” (page 34) and the current and prospective negative effect it has had on your “Investments” and “Lender Service Products” (page 36) appear to call into question your intent and ability to hold your investments until recovery. In light of these trends, please amend your filings to discuss the facts and assumptions that lead you to believe that you can “maintain a level of cash and liquid short-term investments which we believe will be adequate to meet our anticipated policy obligations without being required to liquidate intermediate-term and long-term investments” at a loss.
Company Response: Liquidity And Capital Resources
In the “Liquidity and Capital Resources” section of the MD&A included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 (the “3rd Quarter Form 10-Q”), we disclosed, among other things, that:
•	we have historically met the short-term cash requirements of our property/casualty business through short-term investments and cash receipts from operations;

•	because of the nature of the risks our policies insure, our losses and loss adjustment expenses from these policies develop quickly and are characterized by relatively short settlement periods. Based on this loss development, we believe we can estimate our cash needs to meet our policy obligations and utilize cash flows from operations and cash and short-term investments to meet these obligations;

•	we consider the relationship between the duration of our policy obligations and our expected cash flows from operations in determining our cash and short-term investment position; and

•	we maintain a level of cash and liquid short-term investments which we believe will be adequate to meet our anticipated policy obligations without being required to liquidate intermediate-term and long-term investments.
The following table sets forth the Company’s cash and short-term investment position at September 30, 2008 and December 31, 2007:

	September 30,	December 31,
	2008	2007
Cash & Short-Term Investments	$7,431,201	$4,623,417
Money Market Mutual Fund	3,732,457	2,249,142

Total Cash & Short-Term Investments	$11,163,658	$6,872,559
Even though it is classified as an equity security on our balance sheet, we treat the money market mutual fund as a short-term investment for purposes of our liquidity management because of its liquid nature. Although we had negative cash flows from operations of $3.9 million during the first nine months of 2008, our cash and short-term investment position increased $4.3 million during the same period. As of November 30, 2008, our total cash and short-term investment position (including the money market mutual fund) was $10,934,208 and we continue to believe we will be able to manage our liquidity to meet our anticipated policy obligations without being required to liquidate intermediate-term and long-term investments at a loss.
The Staff cites three factors (the current financial crisis, year-to-date 2008 cash flows and our use of the line of credit in 2008) as calling into question our ability to meet our liquidity needs without liquidating intermediate and long-term investments at a loss. We believe that these factors are important disclosure items (which we address in various sections of the MD&A included in our 3rd Quarter Form 10-Q). However, for the reasons set forth below, we do not believe these factors are reasonably likely to require us to liquidate intermediate or long-term investments at a loss to meet our liquidity needs.
Financial Crisis and Impact to Lender Service Products and Investments
•	The nature of the risks that we insure (i.e., the relatively short settlement periods and quick development of losses and loss adjustment expenses) allows us to reasonably estimate our future policy obligations and manage our cash and short-term investment position based on our expected policy obligations and expected cash flows from operations.

•	Historically, we have generally operated our insurance business at a combined ratio of less than 100%—meaning that premiums exceed commissions, claims, insurance operating expenses, etc. Based on our historical experience, we believe that we will be able to continue to maintain a combined ratio of less than 100% during the financial crisis and continue to generate positive cash flows from our insurance operations. While the financial crisis is reasonably likely to cause a decline in our lender service product premiums, we expect our commissions, claims and other insurance operating expenses to decline as well.

•	We closely monitor how current (and expected future) business conditions are impacting (and will likely impact) our business. As disclosed in the “Business Outlook” section of the MD&A included in our 3rd Quarter Form 10-Q, in response to changing business conditions, we may, from time to time, take pricing actions and/or cancel unprofitable policies, where appropriate, to maintain our combined ratio and positive cash flows from our insurance operations.

•	The financial crisis has had and is reasonably likely to continue to have a material adverse effect on our investment portfolio—primarily by causing a decline in fair value which could increase impairment charges if such declines are determined to be other-than-temporary. However, based on the amount of the impairment charges that we recognized during the first nine months of 2008 ($2.4 million) compared to the size ($90 million) and quality of our investment portfolio, we do not believe that the financial crisis has had or is reasonably likely to have a material adverse affect on our liquidity. As disclosed in our 3rd Quarter Form 10-Q, 87% of our cash and investment portfolio is in cash, short-term investments and fixed maturities and nearly 98% of our fixed maturity portfolio is investment grade. We also disclosed a breakout of our fixed maturity portfolio in an unrealized loss position showing that only 2.4% was below investment grade and that municipal bond credits continue to demonstrate relative credit quality stability. Based on the size and quality of our investment portfolio, we believe that our investment portfolio will continue to provide investment income and, if necessary, serve as a source to build our short-term investments (through bond maturities and calls) without liquidating intermediate or long-term investments at a loss.

•	In addition, as disclosed in our 3rd Quarter Form, we had available for sale fixed maturity and equity securities with a total fair value of $53,242,349 that were in an unrealized loss position at September 30, 2008 and a total of $73,006,363 of available for sale fixed maturity and equity securities at September 30, 2008. We, therefore, had a total of $19,765,014 of available for sale fixed maturity and equity securities that were in an unrealized gain position at September 30, 2008. Based on our investment position, in the event that our expected cash from operations and cash and short-term investments were not sufficient to meet our policy obligations, as of September 30, 2008, we could sell approximately $20 million in available for sale fixed maturity and equity securities without recognizing a loss.
Cash from Operations
•	Our cash flows for the first nine months of 2008 and 2007 were each materially impacted by extraordinary events. The negative cash flows for the first nine months of 2008 were primarily attributable to SEC investigation expenses ($4.2 million). The positive cash flows for the first nine months of 2007 were primarily influenced by a service contract program letter of credit draw ($4.8 million) which was a one-time event. These two extraordinary items drove the year-over-year disparity.

•	Our insurance subsidiary, our primary operating entity, generated $2.8 million of net cash from operations through the first nine months of 2008. We also maintained cash and liquid short-term investments of $11.2 million at September 30, 2008 which can be utilized if cash from operations is negative in future periods.

•	Our investment portfolio generates additional cash through bond maturities and calls (over 90% of our fixed maturity portfolio has call features). When a bond matures or is called by the issuer, the resulting cash flows are generated without selling securities at a loss. These cash flows are reflected in cash from investing activities and not cash from operations.

Line of Credit Draw
•	The $2.5 million draw on our line of credit during the first quarter of 2008 related to the parent company’s payment of current and expected future expenses associated with the SEC investigation. Instead of making a draw on our line of credit, we could have elected to cause our insurance subsidiary (which generated $2.8 million of net cash from operations through the first nine months of 2008 and held $11.2 million of cash and short-term investments at September 30, 2008) to dividend to the parent company an amount sufficient to meet the SEC investigation expenses without liquidating any intermediate or long-term investments at a loss. We elected to use the line of credit because of the relatively low interest rate environment and our desire for regulatory reasons to delay any such dividend to the end of the year.
Based on the foregoing, we respectfully ask the Staff to reconsider its request that we amend our 3rd Quarter Form 10-Q to discuss the facts and assumptions that lead us to believe that we can “maintain a level of cash and liquid short-term investments which we believe will be adequate to meet our anticipated policy obligations without being required to liquidate intermediate-term and long-term investments” at a loss and concur with our proposal to address the comment prospectively. In light of the Staff’s comment and because we recognize the importance of disclosures related to liquidity in the current financial crisis, we will include, as appropriate, in our future periodic reports filed under the Securities Exchange Act of 1934, as amended, including our 2008 Annual Report on Form 10-K (which we currently expect to file with the SEC on or about March 1, 2009), more detailed discussion of the facts and assumptions underlying our liquidity determinations, including, to the extent applicable, the facts and assumptions discussed above.
          Per the Staff’s request, the Company acknowledges that:
1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any comments or questions regarding the responses set forth above, please do not hesitate to contact me at (614) 220-5207 or via email at mnolan@ohioindemnity.com.
Respectfully,
/s/ Matthew C. Nolan
Chief Financial Officer